EXHIBIT 99(b)

TEVENS PER TELEFAX: 020-5504966
Euronext
Mr. Mortel
Postbus 19163
1000 GD Amsterdam

                                               K.G.E. Henquet
                                               Corporate Secretaries Department
                                               Tel.: +31 10 217 4094
                                               Fax: +31 10 217 4419
                                               Karlijn.henquet@unilever.com

18 May 2004



Dear Mr Mortel,

With reference to the annual general meeting (`AGM') of Unilever N.V. on 12 May 2004, please be informed of the following:

o        ARTICLES OF ASSOCIATION
The AGM has adopted the resolution to alter the Articles of Association. The deed of alteration has been executed on 13 May 2004. An important aspect of the new Articles of Association is the introduction of a one-tier board comprising both Executive directors and Non-Executive directors. Enclosed is a copy of our new Articles of Association.

o        BOARD CHANGES
Mr CB Strauss (Executive Director) and Senator George Mitchell (Advisory Director) have resigned at the AGM.

Following the appointments at the AGM and the alteration of the Articles of Association on 13 May 2004, Unilever's one-tier board now comprises of:

EXECUTIVE DIRECTORS:                   A Burgmans (Chairman)
                                       AC Butler
                                       PJ Cescau
                                       KB Dadiseth
                                       NWA FitzGerald KBE (Vice-Chairman)
                                       CJ van der Graaf
                                       AR baron van Heemstra
                                       RHP Markham
NON-EXECUTIVE DIRECTORS:               The Rt Hon The Lord Brittan
                                         of Spennithorne QC DL
                                       Baroness Chalker of Wallasey
                                       B Collomb
                                       Professor W Dik
                                       O Fanjul
                                       CX Gonzalez
                                       H Kopper
                                       The Lord Simon of Highbury CBE
                                       J van der Veer

Unilever announced on February 12, 2004 that on 30th September 2004 NWA FitzGerald will retire from the Board of Unilever N.V. and the Vice-Chairmanship. PJ Cescau will succeed NWA FitzGerald as Vice-Chairman and CJ van der Graaf will succeed PJ Cescau as Foods Director.


Should you have any questions regarding the above please do not hesitate to contact mr. SHMA Dumoulin on telephone number +31 10 217 4417.


Yours sincerely,




Karlijn Henquet